SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of the Issuer)

Foundation Medicine, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge, MA 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,256,908,814.14	$280,985.15

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 16,093,897, which is the difference between 37,113,008, the number of shares (“Shares”) of common stock of Foundation Medicine, Inc. outstanding as of June 18, 2018, and 21,019,111, the number of Shares beneficially owned by Roche Holding Ltd or its affiliates and (B) $137.00, which is the per Share tender offer price, and (ii) the product of (A) 440,089, which is the number of Shares subject to “in-the-money” options outstanding as of March 31, 2018, and (B) $118.26, which is the difference between the $137.00 per Share tender offer price and $18.74 , the average weighted exercise price of such options. The number of Shares subject to “in-the-money” options and the average weighted exercise price for such options is contained in Foundation Medicine, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

The foregoing figures are as of June 29, 2018, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $280,985.15	Filing Party: Roche Holdings, Inc.

Form or Registration No.: Schedule TO	Date Filed: July 2, 2018

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) filed on July 2, 2018 with the Securities and Exchange Commission (the “SEC”) by Foundation Medicine, Inc., a Delaware corporation (“Foundation Medicine” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction, and relates to the cash tender offer by 062018 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine at a price per Share equal to $137.00, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 18, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Roche Holdings and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company being the surviving corporation. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Merger Sub and Roche Holdings on July 2, 2018 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated July 2, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on July 2, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent provided in this Amendment No. 1. All information contained in this Schedule 13E-3 concerning the Company, Roche Holdings and Merger Sub has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on July 17, 2018, a copy of which is filed as Exhibit (a)(2)(E) hereto, and the information contained in the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by Roche Holdings on July 17, 2018, a copy of which is filed as Exhibit (a)(1)(G) hereto, is incorporated herein by reference and amends, supplements and restates, as the case may be, the Statement.

ITEM 16. EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(G)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Roche Holdings and Merger Sub on July 17, 2018).

(a)(2)(E)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 17, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2018

FOUNDATION MEDICINE, INC.

By:	/s/ Troy Cox
Name:	Troy Cox
Title:	President and Chief Executive Officer